September 29, 2009

Via EDGAR and Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:	Andrew Schoeffler, Senior Staff Attorney

RE:	SSGI Inc.
Registration Statement on Form S-1 (File No. 333-160700)

Ladies and Gentlemen:

On behalf of SSGI, Inc., I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated August 11, 2009, regarding SSGI’s registration statement on Form S-1, dated July 17, 2009.  Amendment No. 1 to the registration statement was transmitted via EDGAR today, September 29, 2009, which includes changes made to the registration statement in response to the staff’s comments.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

1. We note that you are registering a significant number of shares of common stock to be sold by persons and entities that are affiliates of the company. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering, and the selling shareholders, this transaction appears to be a primary offering of your shares to the public, with the selling shareholders acting as the conduits in that distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) of Regulation C under the Securities Act. We may have further comment after reviewing your response.

The Company has revised the size of the offering and the selling shareholder table.  Included within the amended registration the Company proposes that non-affiliates will have 75% of their shares of common stock registered while affiliates will have 10% of their shares of common stock registered.  Thus the Company seeks to register 7,239,446 shares of common stock of which 2,860,666 shares are held by affiliates of the Company.   Currently the company has 34,687,630 shares of common stock issued and outstanding of which 6,080,964 is held by non-affiliates.  The Company believes that the offering, as amended, is not a primary offering and should be characterized as a transaction eligible to be made under Rule 415(a)(1)(i) pursuant to the following analysis.

Size of the Offering Being Registered.

It is the Company’s understanding that offerings of shares by affiliates representing more than half of the issuer’s public float (shares held by non-affiliates; 6,080,964) would likely be considered a primary offering.  Pursuant to the amended offering, the number of shares held by affiliates of the Company is 47% of the total number of shares held by non-affiliates of the Company (2,860,666/6,080,964 = 0.47) which is less than the 50% threshold.

Indicia of Control

It is the Company’s understanding that indicia of control by the selling stockholders, including any board representation or other contractual provisions enabling control of the issuer; the more control, the more likely the resale offering would be viewed as a primary offering.  Pursuant to the amended offering, the number of shares being registered by non-affiliates is 60.5% of the total number of shares being offered. Thus the Company’s amended offering does not have the requisite indicia of control to be viewed as a primary offering.

View towards Distribution

Additionally, another issue is the extent to which selling stockholders have a view towards distribution of the securities; the sooner investors are able to resell their securities after their issuance, the more likely the transaction would be viewed as a primary offering. The majority of the shares to be registered by the Company pursuant to the amended offering were purchased in March 2008.  Only 15,000 shares of common stock of the Company have been issued within the last twelve month period (January 2009).  Thus the requisite investment intent of each of the shareholders has been met.

Based upon the foregoing analysis, the Company believes that the offering, as amended, is not a primary offering and should be characterized as a transaction eligible to be made under Rule 415(a)(1)(i)

2.    Revise to update your financial statements for June 30, 2009 in accordance with Rule 8-08 of Regulation S-X.

The financial statements for June 30, 2009 have been included within the amended registration statement.

3.           We note your 2007 Share Exchange which resulted in a reverse merger being effected in February 2008. Please tell us how you have accounted for this transaction as a reverse merger, specifically confirming that the historical financial statements are that of Surge Solutions and addressing how your statement of changes in stockholders' deficit appropriately reflects the share exchange.

The Company’s historical financial statements, as presented in Form S-1, are representative of Surge Solutions Group, Inc., the wholly owned subsidiary of the Company. The Company issued 33,025,000 shares of its common stock, which represented 98.8% of its issued and outstanding shares, to the stockholders of Surge Solutions Group, Inc. in exchange for 100% of Surge Solutions Group. The remaining 1.2% of the Company’s common stock was retained by the existing stockholders. The Company recorded the share exchange as a 1 for 1 exchange where the par value of Surge Solutions Group and the Company, Inc were the same for each company. On the financial statements of the Company, an entry was posted that decreased the common stock account for the reverse split of the common stock with a corresponding increase in additional paid-in-capital in the same amount. The Company then posted an entry to increase to common stock account with a corresponding decrease to additional paid in capital for the issuance of the new shares to Surge Solutions Group, resulting in a zero net effect on the statement of changes in stockholder’ deficit. The Company’s total stockholders’ equity (deficit) was zero at the time of the share exchange agreement.

Cover Page of Registration Statement

4.           We note the disclosure on the cover page that your primary standard industrial classification code number is 1542. Our records indicate that your code number should be 1540. Please advise or revise accordingly.

The registration statement has been revised accordingly.

5.           Please revise the calculation of registration fee table footnotes to clearly indicate how you determined the "proposed maximum offering price per share" and the specific provision of Rule 457 of Regulation C under the Securities Act that you relied upon to calculate the "amount of registration fee."

The proposed maximum offering price was determined pursuant to Rule 457(c) of Regulation C. The last sale price of common stock of the issuer was $0.51 as of September 24, 2009. The footnote within the registration statement has been revised accordingly.

Cover Page of Prospectus

6.           We note that you have omitted the information regarding the price at which the shares will be sold until quoted on the OTC Bulletin Board. Please be advised that this information must be included in the prospectus before the registration statement is declared effective.

The registration statement has been amended accordingly.

Prospectus Summary, page 4

7.           Please disclose in this section that you have a received a going concern opinion from your auditor.

The Company has revised the opening paragraph of the Prospectus Summary to include reference to the Company’s independent registered public accounting firm’s report regarding the issuance of a going concern opinion for the years ended December 31, 2008 and 2007.

8.           To the extent applicable, please comply with each of the following comments on the "Prospectus Summary" section in the appropriate sections in the body of the prospectus.

The registration statement has been revised accordingly.

Our Company, page 4

9.           We note the disclosure in the first and second introductory paragraphs and have the following comments:

Please revise to clearly explain your corporate history. In this regard we note that it is difficult to understand the development of your company as currently drafted, including which entities conducted which business and how the various mergers and acquisitions and name changes impacted the business.

This disclosure is too detailed for summary disclosure. Please revise to briefly and clearly explain your corporate history and relocate the more detailed discussion to the body of the prospectus. We also note that this disclosure repeats the disclosure under "Corporate Information" on page 6.

Please discuss the fact that your predecessor company was a reporting company under the Exchange Act and deregistered in 2005.

The Company has noted your comments concerning the discussion of the Company’s corporate history and have made changes to the appropriate sections to more clearly discuss the Company’s history. The summary disclosure has been rewritten and has been included in the appropriate sections and the Company has disclosed that the Company’s predecessor company was a reporting company and was deregistered in 2005.

10.           We note the disclosure in third and fourth introductory paragraphs. In plain English, please briefly and clearly explain your line(s) of business, location(s) of operations, and principal product(s) and service(s).

The registration statement has been revised to more clearly discuss the Company’s three lines of business, the locations of the Company’s operations and the Company’s products and services.

Markets, page 5

11.           Please disclose the percentage of your revenues represented by each of the four lines of business in which you operate.

The registration statement has been revised to disclose the percentages of the Company’s revenues of the Company’s three business lines.

12.           The disclosure in this section discusses only three of the lines of business. Please revise to discuss the fourth line of business - installation services for large scale national home improvement chains. Further, disclosure elsewhere in the prospectus indicates that you only operate in three lines of business. Please reconcile.

The Company has reconciled that the Company has three main lines of business and have revised the Company’s disclosure under the “Markets” heading to more fully discuss these lines of business.

13.           In discussing each of the lines of business in which you operate, please identify the geographic regions for each.

The Company has revised the Company’s discussion of the Company’s three lines of business to indicate that we are only operating in the State of Florida and that the Company is in the process of obtaining the authority to conduct business in the State of Georgia.

Insurance Restoration, page 5

14.           Please explain in greater detail what it means to be a "preferred contractor" and whether this designation makes you a preferred contractor for all insurance companies or only certain insurance companies. If the latter, please disclose the insurance companies for which you are a preferred contractor.

The Company has revised the Company’s discussion of a “preferred contractor” and that the preferred contractor status is only with one insurance company.

15.           Please explain what you mean by "in-house crews" and explain how this is different from your normal operations. In this regard, we note that you disclose that you use these crews for "specialized" remediation and restoration services.

The Company has included a discussion of the meaning of “in-house crews” with an explanation of what this means with respect to the Company’s normal operations. The Company has removed the reference to “specialized” remediation and restoration services.

Petroleum Contracting Specifically Relating to Government Mandates, page 5

16.           Please explain the Xerxes system and how it complies with the legislative mandate, and provide support for the claim "that Surge has a competitive advantage with compliance upgrades by utilizing a Xerxes secondary containment system to provide an alternative to full tank replacement."

The Company has revised the explanation of the Company’s petroleum contracting discussion to include an explanation of the Xerxes system and explained why it is an acceptable alternative for owners to comply with the legislative mandate. The Company has also discussed why the Xerxes system gives the company a competitive advantage as opposed to full tank replacement.

New Construction Commercial, Industrial and Retail page 6

17.           Please explain in greater detail the business conducted by this line of business and how you are a "single source turn-key solution" for customers.

The Company has revised the discussion in the amended registration statement in greater detail concerning its line of business and further explained how we are a turn-key solution.

Risk Factors, page 7

18.           Each subheading throughout this section states a fact and then there are multiple risks disclosed in the paragraphs below the subheading. Please revise to disclose each risk below its own subheading. In revising this section, please ensure that each subheading clearly discloses the risk, rather than merely stating facts.

The Company has revised the subheadings to disclose each risk factor below its own sub heading to ensure that each subheading discloses the risk.

19.           Certain of your risk factors contain language such as "we cannot assure," "we cannot be sure," and "there can be no assurance." The risk factors must discuss the nature of the specific risk, rather than your ability to provide assurances. Please remove all such disclosure and revise your risk factors accordingly to address the particular risk, rather than your ability to offer assurances.

The Company has removed all language such as "we cannot assure," "we cannot be sure," and "there can be no assurance." and revised the risk factors accordingly to address the particular risk.

20.           Many of the risk factors in this section discuss facts but do not then explain how those facts translate into risks to investors. Please review the risk factors in this section and ensure that you provide sufficient disclosure explaining the risks to investors.

The Company has revised the risk factors as appropriate to ensure that they provide sufficient disclosure explaining the risks to investors.

21           Please relocate the last risk factor in this section to a more prominent location.

The last risk factor has been relocated to a more prominent location.

22           Please add risk factors addressing each of the following, to the extent material:

• the potential dilution resulting from the exercise or conversion of outstanding convertible securities, including the amount issuable under these securities as of the most recent practicable date;

The Company considers that any potential dilution as above would not be material.

• the risks specific to each of the lines of business in which you operate;

Although the business is directed at three main markets, insurance restoration, petroleum contracting and new construction they all contain the same inherent risks which are common to the construction and demolition business. To the extent any risk is more applicable to one part of the business we have so indicated in the specific risk factor.

• your outstanding indebtedness, including the total amount outstanding as of the most recent practicable date, and, in view of the state of the current lending market, your ability to obtain additional debt financing; and

We have included an additional risk factor with respect to the overall indebtedness of the Company.

• your possible quotation on the OTC Bulletin Board.

We have added a risk factor with respect to the Company’s possible quotation on the OTC Bulletin Board.

Dependence on key executives and management personnel, page 7

23.           Please disclose that you have no key man insurance although the company is dependent upon key executives and management.

The Company does have a $5,000,000 key man insurance policy on the Company’s Chief Executive Officer, Chairman and President. The Company has included the policy as an exhibit to revised registration statement and have disclosed the same in this section as well as in the risk factors.

Loans provided by key executives and employees, page 8

24.           Please disclose the amount of loans provided by executives for each of the past three years, as well as the aggregate amount currently outstanding.

The Company has revised its disclosure to include the amount of the loans provided by the Company’s executives over the past two years. There were no loans made prior to this two year period. The Company’s disclosure includes the aggregate amount currently outstanding.

Determination of Offering Price, page 12

25.           It appears your common stock trades on the pink sheets. Please advise or revise.

The registration statement has been revised to include an appropriate description and table with respect to historical price information.

Selling Shareholders, page 13

26.           Please disclose and briefly describe the transaction or series of transactions in which each selling shareholder received its registered shares or provide a cross reference to this disclosure located elsewhere in the prospectus.

The registration statement has been revised to include the following language: “Please see Item 15 “Recent Sales of Unregistered Securities” for a more detailed description of the transactions whereby the securities of the selling shareholders were acquired.”

27.           The total amounts listed for the second and third columns, 5,724,160 and 28,755,547, respectively, do not correspond exactly to the amounts in the respective columns. Please revise accordingly.

The table has been revised.

28.           For any selling shareholder that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities. See Questions 140.01 and 140.02 under Section 140 in our July 3, 2008 Compliance & Disclosure Interpretations of Regulation S-K that are available on the Commission's website at http://www.sec.gov/divisions/corpfinlguidance/regs-kinterp.htm.

The Company has revised the footnotes to the Selling Shareholder schedule to more fully identify those stockholders who are not a natural person and the individual who has investment control over the securities.

29.           Where a selling shareholder is identified as an affiliate of the company, please revise to explain the nature of the relationship giving rise to the affiliation.

The footnotes to the table have been revised accordingly.

30.           Please explain what you mean in footnote (9) that Underground Tank Partners has "common ownership" with a director.

The Company has revised its footnotes to the Selling Shareholder schedule to further explain the Company’s relationship to Underground Tank Partners. In the Company’s initial filing we referred to “common ownership” with a director. One of the Company’s director’s, owns 16.67% ownership of Underground Tank Partners. He is listed as affiliated with the company and thus Underground Tank Partners has “common ownership” with one of the Company’s directors. The Company has revised the footnote to further clarify the ownership.

Plan of Distribution, page 16

31.           Your common stock appears to be a penny stock. Please discuss the disclosure obligations required by Rules 15g-2 through 15g-6 under the Exchange Act.

The following language has been included within the amended registration statement:

“Penny Stock Rules

Due to the offering price of our common stock, as well as the fact that we do not expect to be listed on a national securities exchange registered with the SEC, our stock may be characterized as “penny stock” under applicable securities regulations unless we can maintain a minimum net worth of $5 million. If our stock is characterized as a penny stock, our stock would be subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in penny stocks. The broker or dealer proposing to effect a transaction in a penny stock must furnish his customer a document containing information prescribed by the SEC and obtain from the customer an executed acknowledgment of receipt of that document. The broker or dealer must also provide the customer with pricing information regarding the security prior to the transaction and with the written confirmation of the transaction. The broker or dealer must also disclose the aggregate amount of any compensation received or receivable by him in connection with such transaction prior to consummating the transaction and with the written confirmation of the trade. The broker or dealer must also send an account statement to each customer for which he has executed a transaction in a penny stock each month in which such security is held for the customer’s account. The existence of these rules may have an effect on the price of our stock, and the willingness of certain brokers to effect transactions in our stock.”

32.           We note the disclosure in this section regarding Rule 144. Please clearly explain the eligibility of selling shareholders to rely upon Rule 144, especially in light of the fact that certain selling shareholders are affiliates of the company. Please also comply with this comment in the section entitled "Market for Common Equity and Related Shareholder Matters" on page 38.

The registration statement has been revised to indicate that no shareholder may rely on Rule 144 until one (1) year following the anniversary date of the Company’s initial filing of Form S-1 on July 17, 2009.

33.           We note the disclosure in this section regarding hedging transactions. Please advise us as to whether the selling shareholder has taken or plans to take any short position prior to the effectiveness of the registration statement. In addition, please confirm that you and the selling shareholders are aware of our position on short sales against the box. See Interpretive Response 239.10 of the Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

The Company has revised its disclosure under Plan of Distribution that the Company has not been notified nor has any knowledge of any Selling Shareholder’s intent to take any short position prior to the effectiveness of the registration statement. The Company has made the Selling Shareholders aware of the Commissions position on short sales against the box.

34.           We note the disclosure in this section with respect to engaging broker-dealers. If a selling shareholder enters into an agreement following the effectiveness of the registration statement to sell its shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, you must file a post-effective amendment to your registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in the registration statement, and filing the agreement as an exhibit to the registration statement. Additionally, please be advised that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from FINRA. Please revise the disclosure in this section to delete the reference to selling to broker-dealers as principals or indicate in the disclosure that the company will file a post-effective amendment addressing the above information.

The Company has revised the Plan of Distribution section to delete reference to selling to broker dealers as principals.

Description of Securities, page 18

35.           We note the statement in the first paragraph that the summary is qualified by reference to your charter documents. You may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C under the Securities Act. Please revise accordingly.

 The Company has amended the statement to remove the “qualified by reference language”

Description of Business. page 19

36.           We note the disclosure throughout the filing regarding your petroleum contracting specifically relating to government mandates. Please expand your disclosure to address your plans with respect to this line of business for 2010 and beyond. In this regard, we note the disclosure that the deadline for the government mandate is December 31, 2009.

The Company has expanded its discussion under Description of Business to include the Company’s plans with respect to the Company’s business for 2010 and beyond.

37.           Please disclose the information required by Item 101 (h)(4)(v) of Regulation S-K. In responding to this comment, please identify the suppliers on which you depend the fact that certain selling shareholders are affiliates of the company. Please also comply with this comment in the section entitled "Market for Common Equity and Related Shareholder Matters" on page 38 and file any agreements with them as exhibits to the registration statement.  In this regard, we note the disclosure on page 10 that you are "dependent on specific suppliers... "

The Company has provided the information required by Item 101(h) (4) (v) of Regulation S-K, identified the suppliers and the fact that certain affiliates are shareholders of the Company. In addition the Company has incorporated the information in the section entitled "Market for Common Equity and Related Shareholder Matters" and filed any agreements with them as exhibits to the registration statement.

38.           Please disclose the information required by Item 101 (h)(4)(x) of Regulation S-K.

The Company has not incurred any costs related to research and development over the past two years.

39.           Please expand your disclosure to discuss in reasonable detail your plans for geographic expansion.

The Company has expanded its disclosure to discuss the Company’s plans for geographic expansion.

40.           Please discuss your customer arrangements/agreements. In responding to this comment, please discuss your contracts with governments. In this regard, we note the disclosure in note 9 to your quarterly financial statements.

The Company has revised its discussion to include information concerning the Company’s contract process with government entities.

41.           Please disclose the information required by Item 101 (h)(4)(vi) of Regulation S-K.  In this regard, we note the disclosure in note 12 to the annual financial statements. In addition, please file your agreements with these customers as exhibits to the registration statement or explain to us .why you are not required to do so. Refer to Item 60l(b)(l0) of Regulation S-K.

The Company has disclosed in the amended registration statement that information provided in the Company’s December 31, 2008 and 2009 financial statements regarding the Company’s dependence on major customers and subcontractors is no longer valid.

Petroleum Contracting specifically relating to Government Mandates, page 20

42.           We note the disclosure in the fourth risk factor on page 10 regarding the national tank reline firm. We also note Exhibit 10.7. Please disclose the material terms of your arrangement with this company.

The Company has disclosed the material terms of the arrangement with the national tank reline firm in the Company’s amended registration statement.

Competition, page 21

43.           Please revise to discuss for each of your lines of business the methods of competition in the industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

The Company has revised the Competition section accordingly.

Insurance Restoration, page 21

44.           Please describe in greater detail the "unique" certifications that you hold in the mold, fire and structural and restoration markets.

The Company has added a discussion to the amended registration statement regarding the certifications that the Company holds in relation to the insurance restoration business.

Marketing, page 23

45.           We note the disclosure regarding your retention of Mr. Jeb Bush. Please provide to us support for this disclosure and file any agreements you have with Mr. Bush as exhibits to the registration statement. Please also disclose the terms of your arrangements with Mr. Bush.

The Company has disclosed the terms of the Company’s arrangements with Mr. Jeb Bush within the amended registration statement and have filed the agreement as Exhibit 10.14.

46.           Please explain the services performed by Mr. Horne. Please also provide to us support for this disclosure and file any agreements you have with Mr. Horne as well as any arrangements with Mr. Home.

The Company has disclosed the terms of the Company’s arrangements with Mr. Horne within the amended registration statement and have filed the agreement as Exhibit 10.15.

Employees, page 24

47.           Please describe in greater detail the nature of your lease arrangement with the professional employer organization.

The registration statement has been amended to disclose the nature of the Company’s lease agreement with an unrelated professional employer organization in greater detail and the Company has filed the agreement at Exhibit 10.10 to Form S-1.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 26

Results of Operations for the Quarter Ended March 31. 2009 as Compared to the Quarter Ended March 31, 2008, page 27

48.           You indicate that your increase in revenues during the first quarter 2009 and during 2008 was a result of an increase in petroleum contracting and the Company's strategic alliance with a technology. Further explain the alliance and the nature of technology and specifically how it has resulted in an increase in sales. Also tell us whether or not you expect this trend to continue. With regard to your petroleum contracting, please tell us and disclose the anticipated impact of meeting the Florida state mandated deadline for replacement or relining. We note your statement on page 30 that continued growth is partially dependent on additional states in the United States setting deadlines for compliance. Please quantify how much the petroleum contracts have impacted your sales and gross profit during 2009 and whether you expect a significant change in future periods once the deadline for December 2009 has been met.

The Company has noted your comments concerning the increase in revenues for the first quarter 2009 and have revised the language within the amended registration statement to further explain the alliance and the nature of the technology and how it has increased the Company’s sales for the six months ended June 30, 2009.

49.           You state that general and administrative costs decreased during the first quarter of2009 as a result of the Company taking steps to reduce the costs, however, you do describe the steps taken. Please revise to discuss in detail the steps taken in your cost cutting initiative and quantify the impact these cost cutting measure had on operations and will have on future operations.

The Company has revised its discussion of general and administrative costs within the amended registration statement to include the detailed steps the Company has taken to reduce costs as well as quantifying the impact that these steps have on operations for the six month period ending June 30, 2009 and future periods.

Results of Operations for the Year Ended December 31, 2008 as Compared to the Year Ended December 31, 2007, page 27

50.           Please clarify that your gross loss increased in 2008 rather than decreased. Further tell us in detail how the gross loss was impacted by investments made to the Company's infrastructure by creating systems and controls to comply with Sarbanes - Oxley. It is unclear how this is a factor that would impact revenue or cost of sales.

The Company has corrected the description of the losses between years ended December 31, 2008 and 2007 within the registration statement and have removed the discussion of the impact of the Company’s infrastructure as it relate to creating systems and controls to comply with Sarbanes-Oxley. The Company has added the revised discussion in the amended registration statement.

51.           We note you recorded bad debt expense during 2008 of $23,886, Considering the material nature of your contracts receivable balance, please revise MD&A to discuss any collectability or billing problems with any major customers or classes of customers or any significant changes in credit terms, collection efforts credit utilization and/or delinquency policies.

The Company has revised the MD & A within the amended registration statement to include a discussion on the Company’s billing and collecting procedures and have included the Company’s procedures in the event of non-payment by customers.

Liquidity and Capital Resources, page 28

52.           Please revise your liquidity section to explain liquidity issues arising from all components of cash flow: operating, investing, and financing as included in your consolidated statement of cash flows. In this regard, during 2008, you had significant increases in your contracts receivable, costs and estimated earnings in excess of billings on uncompleted contracts and accounts payable balances with further increases in contracts receivables and accounts payables in the first quarter of 2009 but a significant decrease in costs and estimated earnings in excess of billings on uncompleted contracts during the first quarter 2009. Given the significant impact these balances have on your liquidity, please revise your MD&A and liquidity section to explain the reasons for these increases and any variances in the corresponding turnover ratios. In this regard, we note your contracts receivable balance increased $318,763 during 2008 and another $253,119 during the first quarter of 2009. Further explain why your costs and estimated earnings in excess of billings on uncompleted contracts decrease during the first quarter 2009 was a result of shorter duration contracts.

The Company has revised its discussion in the liquidity section within the amended registration statement to explain the different components of cash flow. The Company has explained the reasons for these increases. The Company has also revised its discussion of the significant decrease in costs and estimated earnings in excess of billings on uncompleted contracts.

53.           We note your substantial negative operating cash flows during the past year and the most recent interim period and that these deficits have been funded by advances from shareholders. Considering your deficit, your continual net losses and going concern, we believe your liquidity section should be revised to address the following issues in order to enhance an investor's understanding of your ability to meet your cash requirements over the next twelve months:

• Material cash requirements, including the funds needed to operate, complete projects and implement business plans and fund short term and long term cash requirements;

• Disclose short-term liquidity and short-term capital resources that cover cash needs up to 12 months into the future. These cash needs and the sources of funds to meet such needs relate to the day-to-day operating expenses and material commitments coming due during that l2-month period. Your disclosure should discuss how you plan to fund your operating cash flows, and service your debt coming due in the next 12 months, specifically your term loan due in December 2009;

• Discuss your long-term liquidity and long-term capital resources such as material capital expenditures, payments due on long-term obligations and other demands or commitments, including any off-balance sheet items, to be incurred beyond the next 12 months, as well as the proposed 80urces of funding required to satisfy such obligations; and

• Where a material deficiency in short or long-term liquidity has been identified, you should disclose the deficiency, as well as disclosing either your proposed remedy, that that you have not decided on a remedy, or that you are currently unable to address the deficiency.

The Company has revised its discussion in the Liquidity and Capital Resources section within the amended registration statement to include a discussion on the Company’s material cash requirements, both short and long term, needed to complete the Company’s projects and implement the Company’s business plan. The Company has included in the discussion managements plan to meet short term debt obligations, such as the Company’s debt coming due in December 31, 2009 as well as other obligations coming due in the next 12 months. The Company has also included a discussion on how we propose to remedy the shortfalls.

Refer to Section 501.03 of the Financial Reporting Codification.

54.           We note your customer concentration and subcontractor concentration disclosure on pages F-23. Please provide a discussion within the liquidity section, in future filings, to discuss the effects of your customer concentrations and subcontractor concentrations on your liquidity and operations, specifically whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect to liquidity or operations. Refer to Financial Reporting Codification 501.03.a.

The Company has revised its discussion within the liquidity section within the amended registration statement to address the note to the Company’s financial statements for the year ended December 31, 2008 and 2009 relating to the Company’s customer and subcontractor concentration.

Quantitative and Qualitative Disclosures about Market Risk, page 35

55.           Considering the amount of debt you have outstanding that is at a variable interest rate a discussion of interest rate risk management strategies appears appropriate. Please revise your MD&A, in future filings, pursuant to Item 305(b) of Regulation S-K, to discuss your interest rate risk exposure, your risk management strategies, or if you don't manage this risk, a statement disclosing that fact.

The Company has revised the registration statement to include the effect of variable interest rate risks on the Company’s financial position.

Security Ownership of Certain Beneficial Owners and Management, page 36

56.           The percentage ownership listed in the table for each person does not appear to be correct, other than with respect to Mr. Feldmesser. Please review the percentages and revise accordingly. Refer to Item 403 of Regulation S-K.

The table has been revised accordingly.

Certain Relationships and Related Transactions, page 37

57.           We note the various transactions discussed in this section. Please file all documents relating to these transactions as exhibits to the registration statement.

The Company has filed as Exhibits to the amended registration statement all documents relating to the transactions described in the Certain Relationships and Related Transactions section.

Employment Agreements, page 37

58.           We note the disclosure in the last paragraph. Please advise us as to whether any of the registered shares on behalf of Mr. Seddon consist of the shares subject to the promissory note. If not, please clearly disclose this in the prospectus. If so, please provide us with a copy of the promissory note.

The Company has revised the employment agreement discussion within the registration statement to include reference to shares subject to a promissory note to a former officer and employee. The Company has also revised the footnotes to the Selling Shareholder table to reflect the same information.

Market for Common Equity and Related Shareholder Matters, page 38

59.           Please combine the disclosure in this section with the disclosure in the section entitled "Market for Common Equity and Related Shareholder Matters" on page 25.

The Company has combined the disclosure under the “Market for Common Equity and Related Shareholder Matters” with disclosure under “Approximate Number of Common Stockholders” within the amended registration statement.

Approximate Number of Common Stock Holders, page 38

60.           We note the disclosure in the fifth paragraph. Please disclose the specific date when Rule 144 will be available to shareholders.

The registration statement has been amended to include the following language:
“The Company filed a Form S-1 with the SEC on July 17, 2009. Accordingly, security holders of the Company may utilize Rule 144, assuming that the Company is current in its reporting requirements pursuant to the Exchange Act of 1934, as amended, on July 17, 2010. “

Board of Directors, page 39

61.           Please disclose the information required by Item 407(a) of Regulation S-K.

The Company has disclosed the information required by Item 4079(a) of Regulation S-K within the amended registration statement.

Directors' Compensation, page 39

62.           Please revise to provide the information in the tabular format required by Item 402(r) of Regulation S-K.

The Company has provided the information in the tabular format required by Item 402(r) of Regulation S-K.

63.           Please clarify that directors who are also employees of the company receive this compensation.

The Company has clarified in the amended registration statement that directors who are also employees receive the same compensation as outside directors.

Executive Compensation, page 39

64.           It appears that Mr. Seddon's employment agreement provides for the award of a bonus and securities. Please advise us as to why these awards are not reflected in the table.

Mr. Seddon’s award of a bonus and securities is not reflected on the table as the award was not effected. Mr. Seddon is due a bonus based on profitability. The Company has not yet reached the threshold to award Mr. Seddon a bonus. However, Mr. Seddon was awarded 500,000 warrants to purchase the Company’s common stock at $0.63 a share in June of 2009. The table in the amended registration statement has been revised to include this award.

65.           It appears that Mr. Seddon receives securities as compensation at a discount to the market price. Please advise us as to why the discount is not reflected in the table.

Mr. Seddon has not received any securities at a discount to the market price as compensation consequently there are none listed in the Executive Compensation table.

66.           It appears that Mr. Seddon receives certain perquisites. Please advise us as to the annual amount of each perquisite.

The Company has added the following paragraph:

“In accordance with Mr. Seddon’s employment agreement, the company provided a company vehicle, reimbursed certain home office expenses and paid health insurance premiums on his behalf. For the years ended December 31, 2006, 2007 and 2008, the Company paid $15,049, $14,907 and $16,803, respectively for these expenses. The value of the provided vehicle by the Company was based on cost of that vehicle to the Company. Mr. Seddon was not paid a bonus or other compensation.”

The table has been updated to reflect the annual amount of each perquisites.

Warrants and Options, page 40

67.           We note the disclosure that there are options outstanding to purchase 3,548,054 shares of common stock. We also note the disclosure under "Common Stock Purchase Warrants" that there are warrants outstanding to purchase 3,548,054 shares of common stock. Please clarify whether you are referring to "options" and "warrants" interchangeably. If so, please revise throughout the filing to clarify.

The Company has revised the reference to warrants and options to only include reference to warrants throughout the amended registration statement.

Financial Statements
Note 2 - Restatement of Previously Issued Financial Statements, page F-12

68.           We note that you have changed your accounting policy for recognizing revenue from the completed contract method to the percentage-of-completion method. Please explain why you used the completed contract method and how you considered paragraphs 23 and 31 of SOP 81-1. Be advised that the percentage-of completion method is the preferable method. See paragraph 15 of ARB 45.

Historically, the Company has completed a substantial amount of construction contracts with insurance companies where damage resulted from a catastrophic event. The ability of the Company to make reasonably dependable estimates was difficult because work had to commence on a contract or group of contracts in order to determine the extent of the damage. As the work progressed, additional costs were discovered which caused difficulty in providing reasonably dependable estimates at the beginning of the contract work.

The Company determined that the financial position and results of operations would not vary materially by using the completed-contract method on these types of contracts.  In many cases, these insurance funded contracts were of relatively short-term nature and were completed within one accounting cycle and would not produce a material difference from the preferred percentage-of-completion method.

The nature of the Company’s business has evolved to contracts awarded based on submitted bids. Contract values were more easily determined with dependable information as to completion dates, contract revenues and costs. The Company desires to simplify it’s accounting methods by using the preferred method of percentage-of-completion on all contracts rather than two different methods.

Note 12 - Major Customers, page F-23

69.           Supplementally provide us with a copy of the customer contract that comprises the largest portion of your revenues at June 30, 2009.

We have attached as Exhibit 10.16 a copy of a contract that comprises the largest portion of the Company’s revenues at June 30, 2009.

Note 14 - Related Party Transactions, page F-23

70.           We note your transaction during 2008 related to a performance bond where the Company is currently paying a stockholder interest, monthly, at the annual rate of 7% for providing collateral. You state that no asset or liability is shown on the balance sheet. Please revise to disclose more details of this transaction and how you determined that it is appropriate not to record an asset or liability related to this performance bond. Cite the authoritative guidance that supports your accounting.

The Company has revised the Company’s discussion to disclose more details of this transaction within the amended registration statement.

At the time the Company was awarded the contract, there were no arrangements in place to use a third party surety. The founding shareholders agreed to use a personal certificate of deposits as collateral. In order to change the title of the certificate of deposit to the Company, a substantial penalty would have been inccurred. The Company elected to pay the shareholder a fee in the form of interest to use the certificate of deposit as collateral for the contract . The founding shareholder was paid $1,429 per month for the use of the collateral. The Company now uses a third party surety to bond its contracts when needed.

Item 14. Indemnification of Directors and Officers, page 42

71.           Please discuss the material terms of your indemnification agreements.

The Company has revised the amended registration statement to fully disclose the material terms of the Company’s indemnification agreements.

Item 15. Recent Sales of Unregistered Securities, page 43

72.           Please disclose the information required by Item 701 of Regulation S-K with respect to the options and warrants issued over the past three years.

The Company has disclosed the information required by Item 701 of Regulation S-K with respect to the options and warrants issued over the past three years.

Item 16. Exhibits, page 46

73.           We note the promissory notes filed as Exhibit 10.5 and 10.6. Please file all documents relating to your other indebtedness as exhibits to the registration statement or advise us as to why you are not required to do so.

With the amended registration statement, the Company has filed all documents relating to its indebtedness.

Item 17. Undertakings, page 46

74.           Please revise the undertakings to provide them in the exact form required by Item 512 of Regulation S-K.

We have revised the undertakings accordingly.

75.           We note the undertaking provided in paragraph (a)(4). This undertaking is not applicable to the offering as you are not Rule 4308 eligible. Instead, please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

We have removed the undertaking provided in paragraph (a)(4)and  provided the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

76.           The undertaking in paragraph (b) does not apply to the offering. Please revise.

The undertaking in paragraph (b) has been removed.

Signatures, page 48

77.           Please indicate which person(s) has signed the registration statement in the capacity of principle executive officer and controller or principle accounting officer. See Instruction 1 to Signatures on Form S-l.

We have amended the signatures to indicate which person has signed the registration statement in the capacity of principle executive officer and controller or principle accounting officer.

Exhibit 5.1

78.           We note the statement that counsel are members of the bar of the State of New York and are not licensed or admitted to practice law in any other jurisdiction. Counsel may not limit its opinion in this manner, as the company is incorporated in the State of Florida. Please have counsel revise its opinion accordingly.

The opinion contains the following language:

“We are members of the bar of the State of Texas and are not licensed or admitted to practice law in any other jurisdiction. Accordingly, we express no opinion with respect to the laws of any jurisdiction other than the laws of the State of Texas, the corporate laws of the State of Florida and the federal laws of the United States.”

The initial sentence is not a limitation, merely a statement of fact as the firm is not licensed in any jurisdiction, other than New York.  The second sentence is the limitation, however, the language specifically includes the corporate laws of the State of Florida.

79.           Please have counsel confirm to us that it concurs with our understanding that its reference to the corporate laws of the State of Florida includes the statutory provisions and all applicable provisions of the Florida Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

The opinion has been revised to include the following language:

“Accordingly, we express no opinion with respect to the laws of any jurisdiction other than the laws of the State of New York, the corporate laws of the State of Florida (including the statutory provisions and all applicable provisions of the Florida Constitution and any reported judicial decisions interpreting these laws) and the federal laws of the United States.”

Per our conversation with your staff, please note that we have changed legal representation.

We would very much appreciate your prompt review of Amendment No. 1 and our responses to your comment letter.  If you have any comment or questions about the foregoing, please contact Rodger Rees, our CFO, at 561.333.3600 x 403.  I thank you for your attention to this matter.

With kind regards, /s/ Ryan Seddon, Pres. SSGI, Inc.